

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2011

Via E-mail
Mr. Jonathan Symonds
Chief Financial Officer
Novartis AG
Lichtstrasse 35
4056 Basel, Switzerland

>   **Re: Novartis AG**
>   **Form 20-F for Fiscal Year Ended December 31, 2010**
>   **Filed January 27, 2011**
>   **File No. 1-15024**

Dear Mr. Symonds:

We have reviewed your August 26, 2011 response to our July 29, 2011 comment letter and have the following comment. We continue to evaluate your responses to prior comments three and four and may have additional comments.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Item 4.B Business Overview
Pharmaceuticals
Compounds in Development, page 38

1. We have reviewed the information provided in your response to prior comment two. We acknowledge that you are unable to estimate the remaining patent life of your confirmatory development projects without making significant judgments and assumptions and your concern that disclosure of identifying information about your patents could cause competitive harm. Based on the information in your response, however, it appears that that there is information available to understand potential exclusivity periods within a reasonable range for those development compounds in phase III on pages 38-42. Please provide us revised proposed disclosure to disclose information for each development compound

Mr. Jonathan Symonds
Novartis AG
September 9, 2011
Page 2

designated as approved or in registration. These ranges could be expressed as a "floor-to-ceiling" exclusivity range based on currently known information, indicating the extent that the range represents exclusivity due to patents, without indicating the name or other identifying information about the patent, versus other exclusivity available, and indicating under what conditions and to what extent each "floor-to-ceiling" may be affected by future delays in the approval process or by other factors. Also, we believe that similar disclosure at the aggregate level for all development projects in Phase III not yet in registration would be informative. Please revise your proposed disclosure accordingly by providing a separate narrative section discussing generally the floors and ceilings associated with exclusivity for these projects and indicating the factors that may effect the ceilings and floors. To the extent there may be outliers not covered by the general narrative, identify them and explain the reasons therefore.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638, if you have any questions regarding this comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief
Accountant